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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

METHODE ELECTRONICS, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $.50 PAR VALUE

(Title of Class of Securities)

59152010

(Cusip Number)

JAMES W. MCGINLEY
AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO.1
C/O DENNIS M. WILSON
PIPER RUDNICK
203 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312.368.4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59152010			Page 2 of 15

1.	Name of Reporting Person: James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No.1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,277 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59152010			Page 3 of 15

1.	Name of Reporting Person: James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,624 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59152010			Page 4 of 15

1.	Name of Reporting Person:
	James W. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 141,171

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 141,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 141,171 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
James W. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 41.9%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001 and 268 shares held by James W. McGinley’s spouse, Valerie A. McGinley.

CUSIP No. 59152010			Page 5 of 15

1.	Name of Reporting Person:
	Robert R. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,308

		8.	Shared Voting Power: 140,903

		9.	Sole Dispositive Power: 23,308

		10.	Shared Dispositive Power: 140,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,211 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Robert R. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the James R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 48.7%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001, and 23,308 shares in which he holds sole voting and dispositive power.

CUSIP No. 59152010			Page 6 of 15

1.	Name of Reporting Person:
	Margaret J. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,281

		8.	Shared Voting Power: 140,903

		9.	Sole Dispositive Power: 17,281

		10.	Shared Dispositive Power: 140,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,184 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒Margaret J. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 46.9%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001, and 17,281 shares in which he holds sole voting and dispositive power.

CUSIP No. 59152010			Page 7 of 15

1.	Name of Reporting Person: Richard James Roberts, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,900

		8.	Shared Voting Power: 130,901

		9.	Sole Dispositive Power: 36,900

		10.	Shared Dispositive Power: 130,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,750 shares of Class A Common Stock(1) 130,901 shares of Class B Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒Richard James Roberts specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 38.8%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 36,900 shares in which he holds sole voting and dispositive power, and 2,850 shares held by his sons.

(2)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010			Page 8 of 15

1.	Name of Reporting Person: Manish Chandravaden Shah, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 130,901

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 130,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,901 shares of Class B Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒Manish Chandravaden Shah specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 38.8%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010			Page 9 of 15

1.	Name of Reporting Person: Roy M. Van Cleave, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 500

		8.	Shared Voting Power: 130,901

		9.	Sole Dispositive Power: 500

		10.	Shared Dispositive Power: 130,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 131,401 shares of Class B Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒Roy M. Van Cleave specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 38.9%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010			Page 10 of 15

1.	Name of Reporting Person: Bryan Cressey, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 130,901

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 130,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,901 shares of Class B Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒ Bryan Cressey specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 38.8%

14.	Type of Reporting Person (See Instructions): IN

SEE INSTRUCTION BEFORE FILLING OUT!!

(1)	Includes 130,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

Item 1. SECURITY AND ISSUER.

     This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2002, Amendment No. 1 filed on February 11, 2002, Amendment No. 2 filed on August 22, 2002, Amendment No. 3 filed on December 31, 2002, Amendment No. 4 filed on February 28, 2003 and Amendment No. 5 filed on July 16, 2003 (together, the “Schedule 13D”), on behalf of James W. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2 (the “Marital Trusts”), Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey. This Amendment is being filed to disclose the effects of an Agreement dated as of July 18, 2003 (the “July 2003 Agreement”) among the Marital Trusts, Robert R. McGinley, Margaret J. McGinley, James W. McGinley, and Jane McGinley Trust (collectively, the “McGinley Family”) and Methode Electronics, Inc., a Delaware corporation with principal executive offices at 7401 West Wilson Avenue, Chicago, Illinois 60706 (the “Issuer”), pursuant to which, among other things, (i) the Marital Trusts sold 750,000 of the Class B Common Stock, $0.50 par value per share of the Issuer (the “Class B Common Stock”), to the Issuer at a price of $22.75 per share, and (ii) the McGinley Family agreed to vote the remaining shares of Class B Common Stock owned beneficially by them in favor of a merger between the Issuer and a subsidiary of the Issuer pursuant to which the Class B Common Stock would be retired at a price of $23.55 per share. The following amendments and supplements are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

No change.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to read as follows:

     On August 19, 2002, the Issuer entered into an agreement with the Marital Trusts to make a tender offer to purchase all of the Issuer’s Class B Common Stock owned by the Marital Trusts at a price per share of $20.00 in cash (the “Initial Issuer Tender Offer”). By amendment dated December 26, 2002, the Issuer entered into an agreement with the Marital Trusts to amend the Initial Issuer Tender Offer. Pursuant to the amendment, the Issuer agreed to call a special meeting of its Class A Stockholders for the purpose of obtaining approval of the Initial Issuer Tender Offer, as amended, by a majority of the shares of Class A Common Stock present or represented by proxy at the special meeting (excluding shares of Class A Common Stock held by the Marital Trusts and certain McGinley Family members). Pursuant to the amendment, the Issuer’s obligation to commence the Initial Issuer Tender Offer, as amended, and the obligation of the Marital Trusts and certain McGinley Family members to tender their Class B shares was also subject to, among other things, the approval of the Initial Issuer Tender Offer, as amended, by the Issuer’s Class A stockholders and the receipt of a favorable supplemental private letter ruling from the Internal Revenue Service that the proposed tender offer will not affect the tax consequences relating to the Stratos Lightwave, Inc. spin-off. The shareholders’ meeting was scheduled to be held on July 10, 2003, but before the time of the meeting, the board of directors of the Issuer amended the bylaws of the Issuer to provide authority to the board of directors to adjourn shareholders’ meetings and thereupon the board of directors adjourned the meeting date to July 24, 2003.

     The reason for the adjournment of the special shareholders’ meeting was to allow the board of directors of the Issuer to consider a tender offer to purchase all of the outstanding Class B shares commenced on July 8, 2003 by MEI Investment Corp., a wholly owned subsidiary of Dura Automotive

Systems, Inc. (collectively, “Dura”), at a price of $23.00 per share, cash to the sellers (the “Dura Tender Offer”). The Dura Tender Offer is conditioned upon, among other things, a tender of at least a majority of the Class B shares, and Dura being satisfied, in its reasonable discretion, that the associated preferred share purchase rights are inapplicable to Dura as a result of the offer, and Dura being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to Dura.

     On July 11, 2003, the Issuer approached the Special Fiduciaries to discuss modifications to the Initial Issuer Tender Offer, as amended, that the Issuer believed were warranted in light of the Dura Tender Offer. No agreement respecting modifications was reached. On July 14, 2003, the Marital Trusts exercised their contractual right to terminate the August 19, 2002 Agreement with the Issuer so that the Special Fiduciaries could have the opportunity to consider the Dura Tender Offer while also being engaged in discussions with the Issuer regarding a possible modified transaction.

     On July 18, 2003, the McGinley Family and the Special Committee of the Board of Directors of the Issuer reached an agreement in principle, subject to approval of the Special Fiduciaries to the Marital Trusts and of the Board of Directors of the Issuer, on the terms and conditions of an Agreement to retire all of the Class B Common Stock at an average price of $23.00 per share. On July 20, 2003, the July 2003 Agreement was approved by the Special Fiduciaries to the Marital Trusts and, in a separate meeting, by the Board of Directors of the Issuer (with directors Robert R. McGinley, James W. McGinley, and Roy M. Van Cleave abstaining).

     The July 2003 Agreement provides for (i) the redemption of 750,000 shares of Class B Common Stock from the McGinley Family at a price of $22.75 per share ($17,062,500 in total); (ii) the agreement of the McGinley Family to vote the remaining shares of Class B Common Stock owned beneficially by the McGinley Family in favor of a merger between the Issuer and a subsidiary of the Issuer pursuant to which all of the remaining Class B Common Stock would be retired at a priced of $23.55 per share, payable in cash; and (iii) the irrevocable appointment of James Ashley, Donald Duda, and Doug Koman as proxies and attorneys-in-fact of the McGinley Family members to vote the remaining Class B Common Stock beneficially owned by the McGinley Family, provided that such proxies shall not be used to remove a director and shall be used to ensure that James W. McGinley, Robert R. McGinley, and Roy M. Van Cleave remain directors of the Issuer until completion of the proposed merger. The redemption of the 750,000 shares of Class B Common Stock was closed on July 21, 2003. The proposed merger will be subject to the approval of the shareholders of the Issuer, and the Issuer is expected to schedule a special meeting of its stockholders to consider and vote upon the proposed merger at the earliest practical date. The Agreement is scheduled to terminate on December 18, 2004 or earlier upon the completion of the proposed merger. However, beginning ten (10) days before the December 18, 2004 termination date, the Company may exercise a call option to purchase all of the remaining Class B Common Stock owned beneficially by the McGinley Family at an exercise price of $23.55 per share, and within five (5) days of the December 18, 2004 termination date the McGinley Family may exercise a put option to require the Issuer to purchase such remaining shares of Class B Common Stock at an exercise price of $23.55 per share. The McGinley Family may also exercise its put option to require the Issuer to purchase their Class B Common Stock if the Issuer agrees to a merger or business combination with a third party or transfers a controlling interest in the Issuer to a third party; or if the total number of shares of Class B Common Stock, exclusive of shares beneficially owned by the McGinley Family, shall be less than 100,000 shares.

     The Issuer may propose an alternate transaction to the proposed merger if all of the Class B Common Stock shall be treated equally and if the proposed transaction does not have adverse risk of claims or income tax consequences to the McGinley Family. A copy of the July 2003 Agreement is attached hereto as Exhibit 3.

     As a result of the July 2003 Agreement, the number of shares of Class B Common Stock issued and outstanding is 337,317 shares.

     Other than as set forth above, none of the Marital Trusts or the Special Fiduciaries currently have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     In the calculations of the percentage beneficial ownership of the Class B Common Stock of the Issuer below, the outstanding Class B Common Stock of the Issuer is based on 337,317 shares of Class B Common Stock of the Issuer deemed issued and outstanding as of July 21, 2003.

     The William J. McGinley Marital Trust No. 1 beneficially owns 87,277 shares of the Class B Common Stock, which represents 25.87% of the Class B Common Stock issued and outstanding, but has no power to vote or to dispose of those shares. The William J. McGinley Marital Trust No. 2 beneficially owns 43,624 shares of the Class B Common Stock, which represents 12.93% of the Class B Common Stock issued and outstanding, but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Marital Trusts, each Special Fiduciary has shared power, subject to the July 2003 Agreement, to vote and to dispose of all of the 130,901 shares of the Class B Common Stock owned in the aggregate by the Marital Trusts.

     James W. McGinley beneficially owns 141,171 shares of Class B Common Stock, which includes 130,901 shares in which he, subject to the July 2003 Agreement, has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 268 shares held by his wife, Valerie A. McGinley, with whom he shares voting and dispositive power. Valerie A. McGinley is not presently employed; her address is c/o James W. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America. She is not required to disclose any legal proceedings pursuant to Items 2(d) or 2(e). James W. McGinley beneficially owns 41.9% of the Class B Common Stock.

     Robert R. McGinley beneficially owns 164,211 shares of Class B Common Stock, which includes 130,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 23,308 shares in which he holds sole voting and dispositive power. Robert R. McGinley beneficially owns 48.68% of the Class B Common Stock.

     Margaret J. McGinley beneficially owns 158,184 shares of Class B Common Stock, which includes 130,901 shares in which she has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which she has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 17,281 shares in which she holds sole voting and dispositive power. Margaret J. McGinley beneficially owns 46.9% of the Class B Common Stock.

     Richard J. Roberts beneficially owns 130,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Richard J. Roberts beneficially owns 38.8% of the Class B Common Stock.

     Roy M. Van Cleave beneficially owns 131,401 shares of Class B Common Stock, in which he has sole voting and dispositive power over 500 Shares and of which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts over 130,901 shares. Roy M. Van Cleave beneficially owns 38.9% of the Class B Common Stock.

     Each of Bryan Cressey and Manish C. Shah beneficially owns 130,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Each of Messrs. Cressey and Shah beneficially owns 38.8% of the Class B Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The July 2003 Agreement provides for (i) the redemption of 750,000 shares of Class B Common Stock from the McGinley Family at a price of $22.75 per share ($17,062,500 in total); (ii) the agreement of the McGinley Family to vote the remaining shares of Class B Common Stock owned beneficially by the McGinley Family in favor of a merger between the Issuer and a subsidiary of the Issuer pursuant to which all of the remaining Class B Common Stock would be retired at a priced of $23.55 per share, payable in cash; and (iii) the irrevocable appointment of James Ashley, Donald Duda, and Doug Koman as proxies and attorneys-in-fact of the McGinley Family members to vote the remaining Class B Common Stock beneficially owned by the McGinley Family, provided that such proxies shall not be used to remove a director and shall be used to ensure that James W. McGinley, Robert R. McGinley, and Roy M. Van Cleave remain directors of the Issuer until completion of the proposed merger. The redemption of the 750,000 shares of Class B Common Stock was closed on July 21, 2003. The proposed merger will be subject to the approval of the shareholders of the Issuer, and the Issuer is expected to schedule a special meeting of its stockholders to consider and vote upon the proposed merger at the earliest practical date. The Agreement is scheduled to terminate on December 18, 2004 or earlier upon the completion of the proposed merger. However, beginning ten (10) days before the December 18, 2004 termination date, the Company may exercise a call option to purchase all of the remaining Class B Common Stock owned beneficially by the McGinley Family at an exercise price of $23.55 per share, and within five (5) days of the December 18, 2004 termination date the McGinley Family may exercise a put option to require the Issuer to purchase such remaining shares of Class B Common Stock at an exercise price of $23.55 per share. The McGinley Family may also exercise its put option to require the Issuer to purchase their Class B Common Stock if the Issuer agrees to a merger or business combination with a third party or transfers a controlling interest in the Issuer to a third party; or if the total number of shares of Class B Common Stock, exclusive of shares beneficially owned by the McGinley Family, shall be less than 100,000 shares.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Power of Attorney dated January 18, 2002 by Jane R. McGinley, Raymond J. Roberts, Robert J. McGinley and Margaret J. McGinley authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on January 24, 2002).

     Exhibit 2. Power of Attorney dated as of July 15, 2003 by Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on July 16, 2003).

     Exhibit 3. Agreement dated as of July 18, 2003 by and among Methode Electronics, Inc., Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley, and Robert R. McGinley (incorporated by reference to Exhibit 99.1 of the Form 8-K of Methode Electronics, Inc. filed with the Commission on July 21, 2003, SEC File No. 000-02816).

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: July 23, 2003	/S/ JAMES W. MCGINLEY

James W. McGinley, on behalf of himself, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, and as attorney-in-fact for Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey